SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY 2009 Part 1 of 5

Part 1 of 5
----------------------------------------------------
News Release
Aviva plc preliminary results for the year ended 31 December 2009
A YEAR OF SIGNIFICANT PROGRESS WITH A STRONG RETURN TO PROFIT

Strong financial performance reflects management actions

-
Return to total profit: IFRS profit after tax £1,315m
(FY08: £885m loss)
-
Operating profit £2,022m on an IFRS basis
(FY08: £2,297m)
; £3,483m on an MCEV basis
(FY08: £3,367m)
-
IGD solvency surplus more than doubled to £4.5bn
(FY08: £2.0bn)
-
Group return on equity 16.2%
(2008:  11%)
-
Total dividend per share of 24 pence

Proven strategy delivering results

-
Reshaped composite portfolio: successful IPO of Delta Lloyd realised €1.1 billion; sale of subscale Australian life business for 16 times IFRS profits
-
Strategic restructuring: sustainable cost savings target of £500m exceeded one year early; 19% global headcount reduction over two years
-
Delivering for our customers: successful move to a single global brand; customer numbers up at 53 million and customer satisfaction increased

Clear plans to drive value, earnings and dividend

-
Capitalise on leadership positions to grow our business, with a primary focus on UK and Europe
-
Rigorous allocation of capital to deliver highest returns
-
Build value in our customer franchise by exploiting global brand and expertise
-
Grow our general insurance portfolio and lower our combined operating ratio
-
Leverage improved investment performance to grow third party assets under management

Andrew Moss, group chief executive, commented:
"2009 was a year of significant progress for Aviva; a year of strong financial performance and delivery against our strategic plans.  Against a challenging economic backdrop we focused on profitability and made clear choices to optimise our capital and reshape our portfolio through the successful IPO of Delta Lloyd and the sale of our Australian life business.  We've taken out costs by creating simpler, more modern ways of doing business which reflect the changing way customers choose to deal with us.
"In driving Aviva forward we will retain our disciplined approach to capital and profitability.  We expect the external environment to remain unpredictable for some time but are encouraged that we saw the first signs of an improved appetite to save among our customers in the final quarter of last year.
"We have a refreshed executive team and a clear strategy. We aim to grow our life and general insurance businesses profitably, increase third party assets under management and continue to maximise the benefits of being a single global group.  As economies begin to recover we will seek to take market share based on the strength of our brand, products, distribution and customer franchise.  We will improve our productivity by controlling costs as we grow, thus creating value for shareholders and our 53 million customers."
Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286	Hayley Stimpson +44 (0)20 7662 7544	Newswire conference call 0815 GMT
Group performance……………             ..2
IFRS operating profit…………….4
New business…………            13
MCEV operating profit…………16
Capital management… …      .20
Operational cost base………   27
Analysis of assets…………….28
Financial supplement……       30
Shareholder services………                   .....150

Pat Regan +44 (0)20 7662 2228	Sue Winston +44 (0)20 7662 8221	Analyst presentation 0930 GMT
Charles Barrows +44 (0)20 7662 8115	Andrew Reid +44 (0)20 7662 3131	Live webcast www.aviva.com
Jonathan Price +44 (0)20 7662 2111	Ed Simpkins/ Conor McClafferty +44 (0)20 7251 3801

2009 key financial highlights
	IFRS			MCEV
	2009 £m	Restated 2008 £m	Change %	2009 £m	Restated 2008 £m	Change %
IFRS long-term business profit/ Life MCEV operating return	1,887	1,694	11%	3,389	2,810	21%
General insurance and health	960	1,198	(20)%	960	1,198	(20)%
Fund management	133	123	8%	51	42	21%
Other:
Other operations and regional costs	(214)	(198)	(8)%	(173)	(163)	(6)%
Corporate centre	(108)	(141)	23%	(108)	(141)	23%
Group debt and other interest costs	(636)	(379)	(68)%	(636)	(379)	(68)%
Operating profit before tax	2,022	2,297	(12)%	3,483	3,367	3%
Profit/(loss) after tax	1,315	(885)		2,935	(7,707)
Total dividend per share	24.0p	33.0p		-	-
Net asset value per share (excluding IAS 19 pension deficit)	436p	444p		533p	518p
Earnings per share	37.8p	(36.8)p		101.7p	(282.6)p
Equity shareholders' funds	£10,356m	£11,179m		£13,035m	£13,162m
Return on equity shareholders' funds	-	-		16.2%	11.0%

Life and pensions new business
	Present value of new business premiums		Value of new business		New business margin
	2009 £m	Restated 2008 £m	2009 £m	Restated 2008 £m	2009 £m	Restated 2008 £m
United Kingdom	8,914	11,858	247	204	2.8%	1.7%
Europe	17,188	16,952	418	470	2.4%	2.8%
North America	4,545	5,715	16	55	0.4%	1.0%
Asia Pacific	1,356	1,720	29	43	2.1%	2.5%
Total life and pensions	32,003	36,245	710	772	2.2%	2.1%

General insurance and health
	Net written premiums
	2009 £m	2008 £m
United Kingdom	4,298	5,413
Europe	3,046	4,090
North America	1,800	1,601
Asia Pacific	49	33
Total general insurance and health	9,193	11,137
1 Restated for a correction in the application of IAS 19 by Delta Lloyd in 2009
2.Restated as for IFRS and the 2008 embedded value has also been restated for the US, primarily reflecting modelling corrections in the valuation of assets on a market consistent basis identified in 2009. For more detail on the restatements refer to the presentational changes note in the Preliminary Announcement.

Chief Executive's statement

Proven strategy delivering results
2009 was a year of significant strategic progress for Aviva. The combination of disciplined and prudent management actions, a recovery in worldwide equity and credit markets and the resilience of our diversified composite business model enabled Aviva to deliver a strong set of results in an extremely challenging environment.
We also made excellent progress in delivery of our 'One Aviva' strategy in 2009, including the move to a global brand, the IPO of our Dutch business, the sale of our Australian life business, the reattribution of the inherited estate in the UK and the restructuring of Aviva's cost base.
Our strategy has enabled us to navigate successfully through the financial crisis, by ensuring we have remained focused on profitability and capital, and making clear choices to maximise returns.  Aviva also benefits from the scale and resilience of the in-force life book and general insurance business, which make a sizeable and reliable contribution to earnings, accounting for over 80% of our profits.
Two years ago we initiated a programme to create a simplified and more modern way of doing business, to improve efficiency and reflect customers' changing preferences, such as their demand for greater self-service.  By investing in new technology and streamlining our processes we have been able to respond to customers' needs and improve service, while making substantial and sustainable cost savings.
This fundamental change in the way we operate means our business is now fitter for the future, with improved capacity and productivity.  We have achieved our cost savings target of £500 million one year ahead of plan and Aviva now has 10,700 fewer employees than at this time two years ago, a reduction of 19%. We have managed this transition as sensitively as possible, making full use of natural turnover and redeployment opportunities. In our UK business, we reduced the number of operational centres for our general insurance business from 27 to nine, while improving customer service. We have also made effective use of outsourcing; for example in our UK life business where we have simplified our operations by decommissioning over 300 IT systems. As Aviva continues to grow, these changes and other initiatives will enable us benefit further from our scale and therefore further improve our profitability.

Strong financial performance reflects management actions
Aviva has delivered a strong return to profit with IFRS total profit after tax at £1,315 million.  On an MCEV basis the total profit after tax was £2,935 million compared to a loss of £7,707 million in 2008.  This turnaround in total profits reflects the combined effects of a recovery in equity markets, together with our disciplined business management and cost control.  Operating profit is 12% lower at £2,022 million on an IFRS basis and up 3% on an MCEV basis to £3,483 million.

The decline in financial markets at the end of 2008 put predictable downward pressure on our operating earnings but, to a significant degree, we have been able to counteract this through the actions we have taken to make Aviva's business more resilient by reducing costs and operating more efficiently. As a result, our  earnings per share increased to 37.8 pence, from a loss of 36.8 pence in 2008.
Our long-term savings business contributed £1,887 million to IFRS operating profit, an increase of 11% compared with the previous year, which was a resilient result in a tough market, showing the benefit of improved investment returns and our disciplined approach to writing new business. On an MCEV basis the life operating profit was £3,389 million, an increase of 21%.
The general insurance businesses focused on writing for profit, which impacted sales volumes. The adverse weather in Europe and creditor claims in the UK meant that our combined operating ratio for 2009 was 99%, slightly above our 98% 'meet or beat' target.
Net asset value per share, excluding the impact of the IAS 19 pension deficit, was 436 pence on an IFRS basis at 31 December 2009 and 533 pence on an MCEV basis.  Including the impact of the IAS 19 pension deficit, net asset value per share was 374 pence on an IFRS basis and 471 pence on an MCEV basis. Return on equity shareholders' funds was 16.2%.
At the half year, we took the decision to reduce the interim dividend by 31%, in light of Aviva's lower IFRS operating earnings, the continuing economic uncertainty and our desire to retain financial flexibility.  Our aim is to position the dividend at a sustainable level from which it can grow.  The final dividend will be 15 pence, a reduction of  25% on the 2008 final dividend, bringing the total 2009 dividend to 24 pence, slightly ahead of the interim position.  Aviva's dividend policy remains unchanged and the total dividend is 1.8 times covered which is within our 1.5 to 2.0 times dividend cover target range (based on IFRS operating earnings after tax).

Excellent strategic progress
We have made significant progress in maximising the value of Aviva as a single, global group.  In the past 12 months we have increased the pace of transformation and have been restructuring our portfolio, giving us the opportunity to reallocate capital to markets and products which will deliver the highest returns.  We completed two significant, strategic moves to reshape our portfolio in 2009; the sale of Aviva's Australian life business to National Australia Bank, which generated a return of 16 times IFRS earnings and the IPO of our Dutch business, Delta Lloyd, which raised total gross cash proceeds of €1.1 billion.
In the UK we completed our successful brand change to Aviva with sector-leading levels of awareness throughout the year and Aviva now ranks among the UK's top ten most valuable brands, according to the 2010 Brand Finance Global 500 survey.  We fully adopted the Aviva name in Ireland at the start of 2010 and our Polish business will complete their move in June.
We also made an innovative move to reattribute the inherited estate of two of the with-profit funds in the UK, which resulted in a positive outcome for Aviva's customers and shareholders. Customers voted overwhelmingly in favour of the reattribution and by the end of March 2010 Aviva will have distributed a total of £471 million to 800,000 policyholders.  As a result of the reattribution Aviva's shareholders are expected to gain access to around £650 million of additional capital over five years, to fund new business growth.
In the UK, we have also brought our long-term savings and general insurance businesses closer together under one UK CEO.  This single view of our business will enable us to serve our customers more effectively, bring further scale benefits and underpin future growth.

Capturing life and pensions growth in Europe
We consider that Europe as a whole represents the largest and most attractive life and pensions market in the world, given its scale, the current level of savings and the opportunities created as the 'baby boomer' generation moves into retirement. We have invested strategically over time to build our presence and distribution in Europe and now have 43 million customers and a significant market share in most of the markets in which we operate.  This has enabled us to take advantage of the substantial commercial opportunities and capture the strong life and pensions growth that has emerged.
Looking ahead, the life and pensions market, including our home market of the UK, is set to deliver the greatest absolute growth over the next five years, totalling some $1.7 trillion, outstripping Asia (excluding  Japan) and North America. We have positioned our business to maximise this opportunity for Aviva.
Through our "Quantum Leap" programme in mainland Europe we are creating value for our customers and shareholders by integrating the operations of 12 separate businesses outside the UK into one single organisation with pan-European distribution channels and simplified product ranges.

High quality balance sheet
We have strengthened Aviva's capital position substantially over the past year and the IGD solvency surplus has more than doubled to £4.5 billion, reflecting a number of capital management initiatives and a recovery in investment markets.  The increase also reflects beneficial effects of the strategic moves we made in selling our Australian life business (£0.4 billion) and the IPO of Delta Lloyd (£0.5 billion).  We take a disciplined approach to risk management and continue to manage our equity and credit exposures.  In the event of a 40% fall in equity markets the group would still have an IGD surplus of £3.8 billion.
Our asset portfolio continues to be of high quality. At £98 million, Aviva's default and impairment losses on debt securities in 2009 were less than one third the level of the previous year.  Aviva's UK commercial mortgages and corporate bond portfolios did not experience any material defaults in 2009 and the £1.1 billion default provisions held in 2008 remained unused.
Aviva's exposure to sovereign debt is well within our risk appetite.  We hold these assets for the long-term and believe that the risk of European countries defaulting on their sovereign debt is low.
Our liquidity position also remains very strong, with £2.2 billion of liquid assets held at the centre of the group.  We also have £2.1 billion of undrawn committed credit facilities, provided by a range of leading international banks.  Financial leverage, which is the ratio of our external senior and subordinated debt to MCEV capital and reserves, was 31.8% (31 December 2008: 34.0%) and when Aviva's centre assets are offset against this debt, financial leverage falls to 19.0% (31 December 2008: 25.4%).

Long-term savings: robust sales and solid margins
Our long-term savings businesses delivered a robust sales performance in the year, with total new business of £36 billion, down 11% on 2008 (17% on a local currency basis).  We managed new business flows with a strict focus on capital efficiency and profitability. The new business margin improved to 2.2% (2008: 2.1%). The strongest margins were in our European business at 3.9%, while the biggest improvement was in the UK where we increased the margin from 1.7% to 2.8%.  This performance offset falls in the US and Delta Lloyd. Our long-term savings sales picked up across all regions in the fourth quarter, giving encouraging signs of consumers returning to saving.  Sales in Europe were the strongest, up 5% over the year and 39% higher in the fourth quarter compared to the previous quarter.

Sales through our bancassurance partners continued to perform strongly, making a substantial contribution to the group result.  Our bancassurance expertise is a key point of differentiation for Aviva, accounting for almost one third of our global life and pensions sales.  Sales through this channel increased by 7% on the previous year, underlining the resilience of bancassurance and the continued importance of insurance earnings to banks.

General insurance: delivering for customers when it matters most
Aviva's general insurance businesses are a vital component of our composite model, bringing diversification of earnings and giving Aviva further resilience.
General insurance and health premiums were lower at £9,193 million (2008:  £11,137 million), although they were only reduced by 7% when allowing for the sale of  the Delta Lloyd health business at the start of the year.
Our group expense ratio improved to 12.6% from 13.4% in 2008, reflecting increased productivity.  The combined operating ratio for 2009 was 99%, having been impacted by increased unemployment claims from UK creditor customers and the adverse weather in Europe. This claims experience, together with the reduced investment return on a lower asset base, resulted in a 20% decrease in the general insurance operating profit, to £960 million.
We continued to deliver excellent service to our customers when they needed us most. For example, in Ireland, we took the unprecedented step of launching an advance payment mechanism to help householders and businesses facing hardship in the aftermath of the severe floods.

Asset management: global approach driving increased operating profit
We have made strong progress in the development of a single, globally integrated asset manager in Aviva Investors.  Total operating profit from our asset management businesses increased by 8% to £133 million, which includes higher performance fees earned by Aviva Investors.  We also improved our investment performance significantly and made good progress in delivering higher client satisfaction.

Clear plans to drive value, earnings and dividend growth
Aviva is strong today, with clear plans in place for profitable growth.  Already this is a global business that is delivering a 16% return on equity to shareholders, with a 13% IRR in its two biggest markets and which generates £2.5 billion of capital each year from its existing portfolio.
Our composite business model, strong capital position and highly experienced management team with an excellent track record of operational delivery, have all given us the ability to withstand the economic downturn.
Our executive team has been further enhanced, with Pat Regan joining as Chief Financial Officer, bringing with him a wealth of experience in the industry. Mark Hodges now leads our life and general insurance businesses in the UK, while Igal Mayer has moved to head our operations in North America and Robin Spencer has become
Chief Risk Officer.
We have ambitious plans in place to enhance Aviva's IFRS earnings per share significantly.  We will continue to develop our global composite model, with a focus on profitable growth across our life and general insurance businesses.  Our priority will be on increasing Aviva's penetration of existing markets, through our strong and effective distribution networks.  We will manage the value of our life in-force business and further improve margins.  In our general insurance businesses we will aim to improve our COR in line with our 'meet or beat' target of 98%.  Aviva Investors will continue to grow third party assets under management.
The economic climate remains uncertain, but consumer confidence is slowly returning. We will continue to deliver against our 'One Aviva' strategy, which has helped us to navigate the global economic crisis so well.  We will maximise the value of being a single, global group, as we aim to deliver a consistently positive experience for our 53 million customers around the world.

Andrew Moss
Group Chief Executive

Regional performance

United Kingdom: A leader in our home market
-
Life IFRS operating profit of £672 million
(31.12.08: £751 million)
-
Life and pension sales of £8,914 million
(31.12.08: £
11,858
million)
-
Life new business gross margin up to 2.8%
(31.12.08: 1.7%)
-
UK general insurance and health operating result at £535 million
(31.12.08: £
656
million)
and general insurance COR of 99%
(31.12.08: 99%)
2009 was a year of significant developments for us in our home market.  We successfully adopted the Aviva brand and initiated the bringing together of our life and general insurance businesses under a single CEO.  Our extensive transformation programmes enabled us to deliver cost savings of £450 million from our life and general insurance businesses a year ahead of plan, together with a simplified approach aimed at improving customer service and profitability.  As a result of the disposal of non-core businesses and efficiency improvements in our life and general insurance business we have 9,600 fewer staff than two years ago, a reduction of 30%. We recognise that significant changes have an impact on our people and we have made full use of natural turnover and redeployment to reduce the effects.
Against a backdrop of lower consumer confidence and challenging economic conditions, we increased the profitability of our life new business through our strategic actions, such as the careful management of our product mix.  We also benefitted from our broad product offering.  Reduced commission levels, disciplined cost control and market-leading pricing all contributed to an increased margin of 2.8% from 1.7%. The internal rate of return on our new business is 14%.
Our focus on simplification and business efficiency has
enabled us to meet our commitment to a zero cost overrun on existing business.
To simplify our life and pensions business, we have moved the administration of almost three million UK life policies to Swiss Re, Scottish Friendly and International Data Services, which has enabled us to decommission over 300 IT systems.  In response to the trend to self-service we enhanced our e-commerce offering during the year by launching on-line services, giving customers and advisers 24-hour access to their Aviva life portfolios. At the start of 2010, we completed our individual pensions proposition with the launch of Aviva's Sipp and Wrap platforms, and introduced a new offering giving advisers more flexible remuneration options in preparation for the Retail Distribution Review.
The reattribution of the inherited estate of our two largest with-profits funds represented a strategic milestone for the life business in 2009, bringing benefits for customers and shareholders alike.  The ongoing net earnings will include the expected earnings on re-attributed assets of £30 million on an MCEV basis and £45 million on an IFRS basis.
We have reshaped our general insurance portfolio over the past 12 months.  We made the decision to withdraw from less profitable business, and took action to improve claims management and enhance our risk selection.  Our strategic initiatives, coupled with efficiency improvements, have resulted in lower expenses and commission.  Higher levels of unemployment claims from creditor customers combined with lower prior year savings led to a COR of 99%.
RAC now has over two million individual members and around five million corporate customers.  We are proud that in a period of severe winter weather in December RAC patrolmen provided assistance at more than 80,000 breakdowns in the UK.  During the year we launched the RAC car insurance panel, which is growing rapidly and had already achieved a 3.5% share of new business in the UK personal motor market by the end of 2009.
Delivering profitable growth is a key focus for both our UK businesses in 2010.  A return to top-line growth in general insurance is a key priority.  Our marketing investment, recent re-entry into corporate risk business and development of the RAC franchise will contribute to this.  We will also maximise the competitive advantage of our risk index, which will give insurance brokers fast and easy access to Aviva's best prices. In the life business, we will continue to offer a broad range of products, but will prioritise our retirement offering, the development of our Sipp and Wrap platforms, and sales of protection products.
We will maintain our rigorous cost discipline across the UK businesses as we grow, to deliver the benefits of scale.  We are committed to ensuring that our customers receive market-leading service from Aviva.  We will continue to look for new opportunities to enhance efficiency which will benefit customers, distributors and shareholders.

Europe: A single business across Europe with significant growth opportunities
Europe represents an extremely promising market for Aviva over the next five years, offering significant growth opportunities in both under-penetrated Western European markets and the developing insurance markets of Eastern Europe.
In October 2009 we announced our two-part strategy to capture the considerable opportunity in Europe: firstly Aviva Europe's 'Quantum Leap' transformation plan to create one pan-European business from 12 federated businesses and, secondly, the strategic development of our 58% holding in Delta Lloyd following the IPO in November 2009.
Aviva Europe
-
IFRS operating profit of £797 million
(31.12.08: £
831
million)
-
Life and pension sales of £13,523

million
(31.12.08: £
12,855

million)
-
Life new business gross margin 3.9%
(31.12.08:
4.0
%)
-
General insurance COR of 103%
(31.12.08: 99%)
With our 'Quantum Leap' strategy we are moving to a single operating model with pan-European distribution, a streamlined suite of products, a simplified legal structure under a single holding company, a more flexible capital structure, sector-leading risk management processes and shared systems and processes across Europe.
The excellent progress we have made in our
transformation plan enabled us to achieve a 12% reduction in costs in 2009, on a like for like basis. During the last quarter of the year, we created pan-European product centres in Poland and Ireland, and established our shared services bancassurance platform in Spain, which will be implemented across our markets over time. We have already started to streamline our product range, by removing 150 products which no longer meet customers' needs.
At the same time as making significant progress in transforming our business, we delivered a strong financial performance.  Life IFRS operating profit increased by 11% and our life and pensions sales went up 5%, (down 1% on a local currency basis), which was an excellent sales performance in the context of an extremely difficult market environment.
In 2009 our customers demonstrated a clear preference for savings products with guarantees.  By taking pricing actions we have been able to meet this customer demand while maintaining our underlying margin at 3.9%.
During the year, our investment assets grew by 5%, an increase of 14% on a local currency basis, reflecting both an improvement in investment markets and a net capital inflow of £3.8 billion.
Our general insurance result was impacted by extreme weather events in Ireland and France, which resulted in the COR increasing to
103%.  Despite the exceptional weather
events, we improved the underlying COR by 1% as we began to see the first benefits of our pan-European claims programme.
In 2010 we will further develop Aviva's customer franchise in Europe and continue to transform our business through our 'Quantum Leap' strategy, while focusing on long-term, sustainable profit growth. By continuing to balance profit generation and investment opportunities, we aim to become a leader in every European market in which we choose to compete.
Delta Lloyd
-
IFRS operating profit of £399 million
(31.12.08: £310 million)
-
Life and pensions sales of £3,665 million
(31.12.08: £4,097  million)
-
Life new business gross margin at (2.8) %
(31.12.08: (1.1) %)
-
General insurance COR of 97%
(31.12.08: 94%)
The highlight of 2009 for Delta Lloyd, our Dutch subsidiary, was listing on the Amsterdam stock exchange in November. This represents a significant milestone in the strategic development of both Aviva and Delta Lloyd.
Delta Lloyd's full year results are on track to meet the profitability and capital management targets stated in the IPO prospectus.  Its focus in 2010 will continue to be on reducing costs further and improving margins.
In 2009 Delta Lloyd completed the successful integration of the Swiss Life Belgium operation acquired in 2008 with the existing Delta Lloyd Belgium life operation.  It also extended the ABN AMRO distribution arrangement to include Fortis branches when they are rebranded in 2010 and completed the sale of its health business.

North America: Profitable growth and diversification
-
IFRS operating profit of £213 million
(31.12.08: £149 million)
-
Life and pensions sales of £4,545 million
(31.12.08: £5,715 million)
-
Life new business gross margin at 0.4%
(31.12.08: 1.0%)
-
General insurance COR of 100%
(31.12.08: 99%)
Having successfully doubled the scale of our US business a year ahead of plan, in 2009 we focused on the profitability of the business we write by moderating the pace of annuity sales and growing our protection business.  Operating profit on an IFRS basis increased substantially, as a result of the actions we took to improve the investment margin we earn on our new and existing equity indexed annuity business. We grew our US life protection sales by 40% in 2009 (19% on a local currency basis), when the market declined by 19% in the first nine months of the year. This growth reflects the work we have done to enhance our relationships with key distributors, including extending our presence in the Brokerage General Agency (BGA) channel, which represents groups of individual agents and investment advisors.
The acquisition of AmerUs in 2006 created a solid platform for Aviva's growth in the US long-term savings market. Our ambition is to grow market share, becoming a significant and diversified provider in the US life and savings market over time. To achieve this, we will broaden our product offering and distribution from our existing base. As the US economy begins to recover, we anticipate a growing demand for products which guarantee the security of the customer's original investment and we want to be able to capture that demand, without compromising our desire for improved profitability.
In Canada, where we are the second largest general insurer, we experienced good growth in the commercial lines market, which has had the desired benefit of beginning to diversify our portfolio away from personal motor. We experienced an unusually high frequency of weather-related property losses, large losses in commercial lines due to fire claims and higher personal motor claims in Ontario, all of which impacted our COR.
We have clear focus for 2010: in long-term savings we will continue to enhance capital efficiency and optimise returns, while selectively expanding and growing our core life insurance and annuity distribution and product capabilities.  In general insurance we will take action to ensure we drive the COR down, including targeted price increases, enhanced risk selection, and introducing initiatives to manage medical and rehabilitation costs.

Asia Pacific: Building future value generation

-
IFRS operating profit of £77 million
(31.12.08: £
36
million)
-
Life and pension sales of £1,356 million
(31.12.08: £
1,720
million)
-
Life new business gross margin 2.1%
(31.12.08:
2.5
%)
Our Asia Pacific region now covers eight markets and comprises both joint venture arrangements and wholly-owned businesses.  During the year, we sold our Australian life business because it did not meet our strategic objective of focusing on key growth markets in Asia in which we can achieve a leading position.  We continue to have asset management capability in Australia through Aviva Investors.
Our portfolio includes the priority markets of India and China.  The predicted rates of economic growth in these two markets mean that they will generate a significant part of Aviva's future growth in Asia Pacific.
Trading conditions in the Asia Pacific region were challenging in 2009, especially in the first half of the year.  However, excluding the Australian business, Aviva's life and pension sales increased by 20% between the third and fourth quarters of 2009, indicating a positive change in consumer sentiment. At the same time, consumers continue to be cautious and we have therefore tailored our proposition set to offer more protection products.
During the year we continued to focus on conserving capital and reducing costs in the region.  While sales volumes were lower partly because of the global economic crisis, we also chose to pull back on sales of capital intensive products, for example in Hong Kong, Taiwan and Malaysia.
We made some notable progress in developing Aviva's existing businesses in the region.  For example we extended our franchise in China, opening our tenth provincial branch ahead of our 2010 target and in South Korea we opened 13 new branches around Seoul.  South Korea was a new market entry for Aviva in 2008 and already accounts for over 21% of our Asia Pacific life and pensions sales.  Our partnership with DBS Bank has been extended until 2015 and this will give us access to additional distribution in India, China and Taiwan.
Looking ahead, we expect economic recovery in Asia Pacific to be steady. In 2010, we will continue to focus on value generation and deepening our existing footprint in Asia Pacific.

Aviva Investors:  Increasing third party assets under management

-
IFRS operating profit of £115 million
(31.12.08: £
114
million)
-
Aviva Investors managed £250 billion
(31.12.08: £
236
billion)
of the group's £379 billion funds under management
(31.12.08: £
374
billion)
-
Net new business flows of £0.9 billion, comprising third party inflows of £2.4 billion and Aviva group outflows of £1.5 billion
In 2009 we made strong progress in the development of a single, globally integrated asset management business.  Of critical importance is the globalisation of our business development and marketing capabilities to institutions, intermediaries and investment consultants, which has resulted in a strong pipeline of external new business.
We also improved our investment performance significantly for clients which enabled us to generate record performance fees.  Where clients have specified performance benchmarks Aviva Investors has met or exceeded 83% of these over one year and 68% over three years
,
with particularly strong performances in France, Australia and Poland.
Throughout the global economic crisis we remained committed to investing in our asset management capability, which enabled Aviva to gain some competitive advantage.  For example, in 2009, Aviva Investors moved into the top quartile for the UK in the Greenwich Quality Index, which measures investment quality and both clients' and advisors perceptions of asset management businesses. This demonstrates that our firm focus on fund management performance and excellent client service has already delivered significant results.
We made good progress in broadening our product range in 2009, supporting our aim of offering our clients bespoke investment solutions drawn from a best of breed product suite.   In 2010 we aim to introduce absolute return products in all sectors.
Despite the downturn we have retained our number one position in the UK property investment sector and Aviva Investors Property Trust - which is the largest retail fund in the UK - remained open throughout the period for the benefit of our customers.  In the fourth quarter of 2009, we saw significant growth in our pipeline of real estate opportunities, indicating an improvement in investor sentiment.
Early in 2010 we completed the acquisition of US equity manager River Road.  This move will simultaneously support our objective of increasing our third-party institutional business and will allow us to provide our clients with a broader range of investment solutions in North America.
In the coming year we will continue to focus on the key strategic priorities of maximising sales to third party clients and maintaining strong investment performance, while continuing to deliver outstanding service, and increasing the efficiency and effectiveness of our asset management business.

Information
Newswires:
There will be a conference call today for real time media at 0815 hours (GMT). The conference call will be hosted by Andrew Moss, group chief executive.
Analysts:
A presentation to investors and analysts will take place at 0930 hours (GMT) at Aviva plc, 1 Undershaft, London EC3P 3DQ. The investors and analysts presentation is being filmed for live webcast and can be viewed on the Group's website www.aviva.com or on www.cantos.com. A replay will be available on these websites later today.
There will also be a live teleconference link to the investor and analyst meeting on +44(0)20 7138 0843.  A replay facility will be available until 18 March 2010 on +44 (0)20 7111 1244.  The pass code is 3593349# for the whole presentation including Question & Answer session or 7664358# for Question & Answer session only.
The presentation slides will be available on the group's website, www.aviva.com/investor-relations/presentations/ from 0900 hours (GMT).
The Aviva media centre at www.aviva.com/media includes images, company information and news release archive. Photographs are available on the Aviva media centre at
www.aviva.com/media
. You can follow Aviva on Twitter at avivaplc.

Notes to editors
-
Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's fifth largest insurance group based on gross worldwide premiums at 31 December 2008.
-
Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £45.1 billion and funds under management of £379 billion at 31 December 2009.
*     Based on 2009 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.
The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.
-
All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0. 88 (12 months to 31 December 2008: 1 euro = £0.80) and £1 = US$1.57 (12 months to 31 December 2008: £1 = US$1.85).
-
Income statements and cash flows of foreign entities are translated at average exchange rates while their balance sheets are translated at the closing exchange rates on 31 December 2009.
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Definition: Present value of new business premiums (PVNBP)
PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discount rate used reflects the appropriate risk-free rate for the country and duration of business. The projection assumptions used to calculate PVNBP for each product are the same as those used to calculate new business contribution. The discounted value of regular premiums is also expressed as annualised regular premiums multiplied by a Weighted Average Capitalisation Factor (WACF). The WACF will vary over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.
-
Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "
Company
" or "
Aviva
") with the United States Securities and Exchange Commission ("
SEC
").
This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements.  Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.
For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's registration statement on Form 20-F as filed with the SEC on 7 October 2009.  Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make.  Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 4 March, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary